September 21, 2012

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	Pan American Silver Corp. Form 40-F for the Fiscal Year Ended December 31, 2011 File No. 0-13727

Dear Ms. Jenkins:

Set forth below are the responses of Pan American Silver Corp., a corporation organized under the laws of Canada (the "Company"), to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 10, 2012 (the "Comment Letter") with respect to the Annual Report on Form 40-F for the fiscal year ended December 31, 2011, filed with the Commission on March 22, 2012 via EDGAR.

For the convenience of the Staff, we have numbered each of our responses to correspond to the numbered comments in the Comment Letter.  Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold and italics type to precede each of the Company's responses.

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibit 1.3 – Audited Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Cash, page 16

1.
We reviewed your response to our prior comment 2.  We note you consider cash deposit being a receivable from bank and accordingly classify such amount as a loan and receivable under IAS 39.  Please tell us how such cash on deposit differs from demand deposits and the definition of cash.  Refer to paragraph 6 of IAS 7.

Response:

As set out in Note 2 to our annual financial statements “cash: includes cash on hand and cash in banks, held primarily in U.S. and Canadian dollars (“USD” and “CAD”, respectively) and considered loans and receivables and therefore is stated at amortized cost, less any impairment.”

Securities and Exchange Commission

As per paragraph 6 of IAS 7 – Statement of cash flows, cash comprises cash on hand and demand deposits.  Although “demand deposits” are not defined in IAS7, the Company has determined that demand deposits should be taken to refer to deposits where the Company can withdraw cash without giving notice and without suffering a penalty on withdrawal. We consider our cash in banks to be equivalent to demand deposits, as contemplated by paragraph 6 of IAS 7. As a result, our cash in banks is included in cash in our financial statements in accordance with IAS 7. However, IAS 39 also requires that financial assets be classified as loans and receivable, fair value through profit or loss, available for sale or held to maturity for recognition and measurement purposes. We have classified our cash, inclusive of cash on hand and in banks, as loans and receivable for recognition and measurement purposes.

Depreciation of Mineral Property, Plant and Equipment

Units of Production Basis, page 18

2.
We note your response to our prior comments 4 and 5 that other mineral resources are currently excluded from your depreciable base but that your accounting policy discloses their use in contemplation of a future situation where you may deem it appropriate to include them.  Please modify your accounting policy in future filings to accurately reflect the policies as they are applied to your business (e.g., depreciation is calculated utilizing proven and probable reserves). Please remove references in your policy that do not currently apply to your business (e.g., other mineral resources).  Paragraph 50 of IAS 16, if changes are made to the estimate of the useful life (i.e. inclusion of other mineral resources), those changes should be considered a change in estimate in accordance with paragraph 32 (d) of IAS 8 and disclosure of the change in estimates would also be required.  In addition, please note that we are not in a position to agree with your conclusion that IFRS specifically permits the inclusion of other than proven and probable reserves in your determination of an asset’s useful life.  Much like other circumstances when IFRS requires you to make an estimate, we would expect that prior to the inclusion of other mineral resources in your determination of an asset’s useful life you would consider the probability of future economic benefit and reliability of such resource estimates as discussed in paragraphs 4.40 and 4.41 of the IFRS Conceptual Framework and in the case of determination of an asset’s useful life, consider that guidance provided in paragraph 57 of IAS 16.

Response:

We acknowledge the Staff’s comment and confirm that in future filings with the Commission we will remove all reference to other mineral resources included in the depreciation accounting policy to the extent that only proven and probable reserves are used. If in subsequent periods, it is deemed appropriate to include other mineral resources to reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the Company, we will update our accounting policy as such.

Securities and Exchange Commission

*       *       *

We hope the above adequately responds to the Staff’s Comment Letter. Furthermore, in connection with this letter, the Company hereby acknowledges that:

▪	It is responsible for the adequacy and accuracy of the disclosure in its Form 40-F filing;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 40-F filing; and

▪	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel to contact the undersigned should you have any questions or comments

Very truly yours,
/s/ Robert Doyle
Robert Doyle Chief Financial Officer Pan American Silver Corp.

CC: Gary Newberry (Securities and Exchange Commission)